File 82-34728

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

HARRIS STEEL GROUP INC.

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending September 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

"Signed"
Douglas Deighton
Chief Financial Officer

dw 12/21

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

I, John Harris, Chief Executive Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

"Signed"
John Harris
Chairman and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Third Quarter 2005 Earnings

TORONTO, Nov. 2 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today reported results for the nine months ended September 30, 2005. Earnings for the period were $44.3 million or $1.65 per share compared to earnings of $50.4 million or $1.88 in the first nine months of 2004. On a pre-tax basis, the comparison is reversed, with pre-tax earnings of $78.9 million in the first nine months of 2005 compared to $77.4 million in the same period of 2004, or $69.7 million excluding the $7.8 million Nucor gain. No taxes were payable on this transaction. Excluding this gain, earnings in the first nine months of 2004 were $42.7 million, or $1.59 per share. Earnings for the quarter ended September 30, 2005 of $14.7 million or $0.55 per share are down $6.5 million from the record third quarter a year ago.

Sales have increased each quarter this year, producing record sales of $729.3 million for the first nine months, up 38.2% year over year. Third quarter sales of $284.5 million are up 31.2% year over year and up 12.8% over second quarter sales this year. Sales growth is primarily attributable to strength in the reinforcing products segment, while new businesses in 2005 which are included in the Steel Trading & Distribution segment provided $36.0 million, or 4.9% of year-to-date sales.

Shareholders' Equity at September 30, 2005 was $310.1 million, up 13.3% from the value at the end of December, 2004 of $273.6 million.

Results are summarized as follows, with all per-share values and share amounts for 2004 being shown in split-adjusted form to reflect the 4:1 stock split that was approved June 22, 2004:

<<

Unaudited $Cdn 000's Except per share amounts	For the Nine Months Ended Sept. 30 2005	2004	For the Three Months Ended Sept. 30 2005	2004
Sales	$ 729,291	$ 527,812	$ 284,503	$ 216,820
Earnings	$ 44,340	$ 50,413	$ 14,680	$ 21,144
Earnings Per Share	$ 1.65	$ 1.88	$ 0.55	$ 0.79
Avg. No. of Common Shares outstanding	26,924,320	26,780,889	26,924,320	26,924,320

John Harris, Chairman and Chief Executive Officer, stated, "Our overall nine month earnings have held at solid levels, despite the divergence in performance between our segments. The question of whether 2004 represents a near-term cyclic peak for our company remains an open question for probably the next several quarters; nonetheless, the nine month comparison supports the thesis that our company has entered an era where we can command higher margins throughout the cycle."

Mr. Harris continued, "Inventory liquidation up and down the steel supply chain had a negative effect on our Industrial Products and Steel Trading and Distribution segments in the quarter. In industrial products, selling prices,

	2005	2004
	(Unaudited)	
Current Assets		
Cash	$ 2,699	$ 38,530
Accounts receivable	233,487	153,312
Inventories	167,678	171,817
Income and other taxes recoverable	4,388	-
Prepaid expenses and deposits	2,470	2,694
	410,722	366,353
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	692	698
Property, Plant and Equipment	68,732	54,664
Intangible Assets	15,076	-
	$ 497,378	$ 423,871

Liabilities		
Current Liabilities		
Bank indebtedness	$ 40,723	$ 26,312
Notes payable	11,627	-
Accounts payable and accrued liabilities	89,057	66,607
Income and other taxes payable	-	22,881
Future income taxes	11,957	8,353
	153,364	124,153
Future Income Taxes	5,014	4,706
	158,378	128,859
Non-Controlling Interests	28,868	21,445
Shareholders' Equity		
Capital Stock	16,196	16,196
Retained Earnings	294,442	257,371
Currency Translation Adjustment	(506)	-
	310,132	273,567
	$ 497,378	$ 423,871

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands
of dollars except shares
and per share amounts)

Number of shares outstanding at September 30........	26,924,320	26,924,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Nine Months Ended September 30	
	2005	2004
Balance - Beginning of Period	$ 257,371	$ 191,139
Earnings for the period......................	44,340	50,413
	301,711	241,552
Dividends....................................	(7,269)	(3,630)
Balance - End of Period......................	$ 294,442	$ 237,922

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2005	2004	2005	2004
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period............	$ 44,340	$ 50,413	$ 14,680	$ 21,144
Non-controlling interests in earnings of subsidiaries...	5,371	1,202	1,459	344
Gain on sale of shares in subsidiary........	-	(7,757)	-	-
Depreciation and amortization..	5,535	3,691	2,364	1,255
Future income taxes -				

long-term.........	301	283	107	180
Foreign exchange gain on bank indebtedness and cash held in foreign currency..........	(1,768)	(1,923)	(2,247)	(2,316)
Increase in accounts receivable........	(52,279)	(41,590)	(17,389)	(31,060)
Decrease (increase) in inventories....	5,350	(73,198)	1,647	(19,362)
Decrease in prepaid expenses and deposits..........	1,250	849	1,090	1,267
Decrease (increase) in pension and health benefit plans.............	6	-	(258)	-
Increase in accounts payable and accrued liabilities.......	12,889	19,007	13,293	17,725
(Decrease) increase in income and other taxes......	(27,644)	21,916	(729)	12,707
Increase (decrease) in future income taxes - current...	3,604	1,372	924	1,920
	(3,045)	(25,735)	14,941	3,804
Investing Activities				
Net additions to property, plant and equipment.........	(16,713)	(7,393)	(4,679)	(2,757)
Acquisition of businesses, net of cash acquired.....	(22,957)	-	(6,475)	-
Net proceeds from sale of shares in subsidiary........	-	27,547	-	-
	(39,670)	20,154	(11,154)	(2,757)
Financing Activities				
Issuance of shares of the company....	-	2,156	-	-
Increase in note receivable........	-	(2,156)	-	-
Increase in notes payable...........	11,627	-	5,500	-
Dividends..........	(7,269)	(3,630)	(2,423)	(1,615)
Increase (decrease) in bank indebtedness......	914	33,118	(7,892)	8,263
	5,272	29,488	(4,815)	6,648
Foreign exchange effects on bank indebtedness and cash held in foreign currency....	1,612	1,923	2,091	2,316

Cash - Beginning of Period.............	38,530	-	1,636	15,819
Cash - End of Period.............	$ 2,699	$ 25,830	$ 2,699	$ 25,830

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

(Unaudited)
(Numbers in thousands of dollars)

For the Nine Months Ended September 30, 2005

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Total sales	491,400	208,998	35,993	-	(7,100)	729,291
Depreciation	1,767	2,671	5	4	-	4,447
Amortization	802	-	286	-	-	1,088
Earnings(loss) before income taxes	61,073	18,724	9	(743)	(185)	78,878

For the Three Months Ended September 30, 2005

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Total sales	194,742	64,190	31,484	-	(5,913)	284,503
Depreciation	661	890	5	-	-	1,556
Amortization	522	-	286	-	-	808

Earnings (loss) before income taxes	24,378	3,110	23	(420)	(185)	26,906

For the Nine Months Ended September 30, 2004

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Total sales	340,379	189,690	-	-	(2,257)	527,812
Depreciation	1,219	2,463	-	9	-	3,691
Earnings (loss) before income taxes	33,489	36,904	-	7,019 (x)	-	77,412

(x) Includes gain on sale of shares in subsidiary

For the Three Months Ended September 30, 2004

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Total sales	149,878	67,754	-	-	(812)	216,820
Depreciation	429	822	-	4	-	1,255
Earnings (loss) before income taxes	20,157	14,954	-	(593)	-	34,518

As at September 30,2005

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Inventories	95,969	59,944	12,247	-	(482)	167,678
Property, plant and equipment	27,865	40,712	155	-	-	68,732
Total assets	325,096	136,009	34,497	2,258	(482)	497,378

As at December 31,2004

	Rein-forcing Products	Industrial Products	Steel Trading & Distri-bution	Other Corporate	Inter-segment Elimin-nations	Total
Inventories	99,859	71,958	-	-	-	171,817
Property, plant and equipment	18,199	36,378	-	87	-	54,664
Total assets	225,964	156,077	-	41,830	-	423,871

>>
%SEDAR: 00008000E

/For further information: please contact: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 16:26e 02-NOV-05

File 82-34928

HARRIS STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

NINE MONTHS ENDED SEPTEMBER 30, 2005

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc., ("the Company" or "we") through its subsidiaries, is engaged in the distribution, fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Through an acquisition in July, 2005, the Company also participates in steel trading on a worldwide basis.

We became a public company in 1967 and have paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. Our website address is www.harrissteel.com.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this document are referred for additional information concerning the Company, and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this document is current only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

REPORT TO THE SHAREHOLDERS

We are pleased to report third quarter earnings of $0.55 per share and $1.65 per share in the nine months ended September 30, 2005. In the third quarter of 2004 we earned $0.79 per share and for the nine months ended September 30, 2004, we earned $1.88 per share, or $1.59 per share excluding the $0.29 per share gain on the Nucor transaction recorded in the first quarter of 2004. The question of whether 2004 represents a near term cyclic peak will probably remain open for the next several quarters; nonetheless, the nine month comparison once again demonstrates the ability of our company to produce strong earnings in just about any market.

Both our Industrial Products and Steel Trading and Distribution segments were negatively impacted by the effects of inventory liquidation in their marketplaces. For Laurel, this has meant selling prices, which are driven by replacement costs of our raw materials, have gone down faster than our average inventory cost. This has the effect of magnifying the margin deterioration from the lofty levels we experienced during the buying frenzy of 2004. Harris Supply Solutions watched as competitors dumped inventory at selling prices well below cost. Novosteel saw most of its customers simply sitting on their hands. Since Labour Day, all of these businesses have seen a marked improvement in their trading environment that continues to this day. Based on this, we expect that third quarter will be the worst quarter in 2005 for both of these segments.

Reinforcing products continues to enjoy a very healthy operating environment. Selling prices have weakened from their lofty levels of 2004, causing margins to trend toward more normal values; however, solid gains in volumes have offset the lower margins. We continue to see very healthy demand in this segment and nothing on this side of the horizon points to any weakening in this business.

The Board of Directors has approved an 11% increase in the quarterly dividend, and we have declared a dividend of $0.10 payable December 30, 2005 to shareholders of record December 16, 2005. Over the past six quarters, the dividend has increased from 1.5 cents (split-adjusted) to the current 10 cents per share.

Toronto, Canada
November 2, 2005

John Harris
Chairman and Chief Executive Officer

At the Annual and Special Meeting held June 22, 2004, shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single common share class with one vote per share, and to then split the new shares on a four for one basis. All historical per share values in this M D & A are shown on a split-adjusted basis.

In the first quarter of 2004, earnings for the period included a gain of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing steel products operations to Nucor Corporation ("Nucor"). This gain, upon which no income taxes were payable, added $0.29 per share to earnings in the first quarter of 2004. Excluding this gain, earnings per share in the first nine months of 2004 were $1.59. Values discussed in the M D & A will include the earnings calculation with this gain and excluding this gain.

Effective July 6, 2005, we closed the purchase of a 75% interest in the steel trading business of Novosteel S.A. and its two affiliate companies ("Novosteel"). We paid total cash consideration of Cdn$10.6 million for this investment. As outlined in Note 2 to the Consolidated Financial Statements, we have established an additional foreign exchange accounting policy to recognize that Novosteel is considered to be a self-sustaining operation. Neither Harris Steel Group nor any of its affiliates provide financing, guarantees or direct management to the business. In accordance with this policy, the foreign exchange gain or loss resulting from the translation of Novosteel's results upon consolidation is shown as a Currency Translation Adjustment within Shareholders' Equity on the balance sheet. The value of this item in this our first quarter of consolidation for Novosteel is identified as a $506,000 loss.

Results of Operations

In the first nine months of 2005, we achieved earnings of $44.3 million, or $1.65 per share compared to earnings of $50.4 million, or $1.88 per share in the first nine months of 2004 ($1.59 per share excluding the Nucor gain). Third quarter 2005 earnings were $14.7 million, or $0.55 per share, down 30.6% from the $21.1 million, or $0.79 per share, earned in the same period last year. The weak performance in the industrial products business contrasted sharply with favourable results from the reinforcing steel products ("rebar") business, while the Steel Trading and Distribution segment performed ahead of our expectations. Although our industrial products businesses have suffered through inventory liquidation by customers and the effects of holding inventory when prices from supplier mills are declining, our reinforcing products businesses have enjoyed favourable trading conditions. This dynamic has led to a significant shift in the proportion of sales and pre-tax earnings represented by each of the segments in 2005 compared to 2004. In the first nine months of 2004, the industrial products segment generated 35.8% of sales and 53.0% of pre-tax earnings (excluding the Nucor gain). This year, in the comparable period, industrial products have generated 28.4% of sales and only 23.7% of pre-tax earnings.

Earnings before income taxes for the first nine months of 2005 were $78.9 million, up 1.9% from earnings before income taxes of $77.4 million in the first nine months of 2004, including the Nucor gain. For the third quarter of 2005, earnings before taxes were $26.9 million, down $7.6 million, or 22.1% from third quarter last year. Pre-tax earnings in the three months ended September 30, 2005 at 9.5% of sales compared with 12.1% in the second quarter this year reflects the margin contraction that occurred in the quarter, primarily in industrial products. However, for the nine month period ended September 30, 2005, pre-tax earnings as a percentage of sales were 10.8%. This is higher than the corresponding period in any prior year going back to 1996, with the exception of 2004 where earnings as a percentage of sales for the nine months ended September 30, 2004 were 13.2% (excluding the Nucor gain), reflecting the positive effects of holding inventory in a rising price environment. Although our pre-tax earnings year-to-date are higher than pre-tax earnings in the comparable period of 2004, our after-tax earnings in the nine month period were higher in 2004 as noted earlier. The divergence between pre-tax and after-tax results is because no taxes were payable on the Nucor gain of $7.8 million recorded in 2004, and in 2005, a greater share of earnings were attributable to the non-controlling interest.

Sales in the first nine months of 2005 of $729.3 million increased by $201.5 million, or 38.2% over sales in the first nine months of 2004 of $527.8 million. Sales increased steadily each quarter this year, from $192.7 million reported in the first quarter of 2005 to the $284.5 million reported in the third quarter of 2005,

an increase of 47.7%. We tend to see higher shipments in second and third quarter compared to shipments in the first quarter, reflecting normal seasonality, but the magnitude of the increase was dramatically higher in 2004 and 2005 than it had been in the years 1999 - 2003. In 2004, the effect was mainly attributable to higher steel prices, but as we progress through 2005, selling prices have retreated from their lofty levels of 2004, causing our margins to reduce. We have made up for this margin contraction by increasing volumes.

Selling and administrative expenses of $36.3 million in the first nine months of 2005 are up $3.8 million or 11.7% over the $32.5 million expense reported in the same period of 2004. This increase is mainly attributable to the increased expenses associated with Harris Supply Solutions, Novosteel, and the continuing expansion in the rebar operations.

Depreciation has increased in the nine months ended September 30, 2005 to $4.4 million from $3.7 million in the period a year ago. This reflects the higher capital base resulting from significant expansions to our business during 2004 and 2005.

In the second quarter this year, we introduced a line item for amortization of intangible assets, related to the acquisition of four rebar placement businesses which closed in May and June, 2005. In the third quarter this year, the amortization expense has more than doubled, reflecting a full quarter of amortization for the rebar installation business acquisitions as well as the amortization of the premium we paid to secure non-compete, non-solicitation and employment agreements as part of the acquisition of a 75% interest in Novosteel. The total amortization expense this quarter and on a go-forward basis is approximately $808,000 per quarter or $3.2 million per annum, and will be recorded over the five-year period of the non-compete, non-solicitation and employment undertakings we secured. We would note that these investments were made in expectation of returns that we remain fully confident that we will see; however, we suffered the expense of these acquisitions in the quarter without the benefit of being able to report any of the gains. In Novosteel's case, our earnings were reduced because of consolidation effects as referenced earlier, and in the case of the rebar installation investments, we ascribed a portion of the purchase consideration to gross profit in backlogs. When these early sales were executed, they were recorded without profit as the pre-payment of gross profit was expensed against the execution of backlogs. This mismatch between the timing of costs and benefits is essentially a short-term phenomenon.

We had a foreign exchange loss in the quarter of $3.4 million pre-tax, or $1.9 million after taxes and non-controlling interest, which equates to $0.07 cents per share. The Canadian dollar/U.S. dollar exchange rate moved from Cdn$1.225 at the end of June this year to Cdn$1.163 at the end of September. The foreign exchange loss we report is the result of foreign exchange translation deriving from both the translation of U.S. dollar denominated working capital items in the accounts of our Canadian subsidiaries and also the unrealized foreign exchange translation arising upon the consolidation of the accounts of our U.S. subsidiaries. This loss in the quarter reverses two consecutive quarters of gains, and gives us a foreign exchange loss of $1.7 million year to date. If the Canadian dollar continues to strengthen against the U.S. dollar, we will record further losses.

Results by Segment

Earnings before taxes in the industrial products segment this year have declined each quarter, consistent with automotive market weakness and softer prices due to falling raw material costs. As is typically the case in an environment of falling prices, margins came under pressure at the end of the first quarter, and this pressure intensified throughout the second quarter and throughout July and August in the third quarter. We believe this pressure will be relieved to some degree, as inventory liquidation within our customer base has depleted inventories, and raw material input costs have strengthened, leading to slightly higher selling prices in September. We expect to see improvement in earnings before taxes in the fourth quarter.

Pre-tax earnings from industrial products of $18.7 million are down by $18.2 million or 49.3% on a year to date basis from the comparable period in 2004. We have also seen a significant decline on a quarter over quarter basis this year, with pre-tax earnings for the quarter ended September 30, 2005 of $3.1 million which is down $2.7 million or 46.3% from pre-tax earnings in the second quarter this year of $5.8 million. The value of our industrial products inventory at the end of September, 2005 has been reduced to $59.9 million, down 9.7%

from the $66.4 million value we recorded at the end of June, 2005. Viewed in the context of the period from January 2004 to the end of September, 2005, industrial products inventory values peaked in the fourth quarter of 2004 at $72.0 million. The decline from this peak at the end of 2004 to the value at the end of September, 2005 is 16.7%. We expect current inventory levels in industrial products to increase on a tonnage basis by the end of the fourth quarter, consistent with seasonal patterns.

In the nine months ended September 30, 2005, the reinforcing products operations contributed $491.4 million, or 66.7% of sales and $61.1 million or 77.4% of pre-tax earnings. Pre-tax earnings in the third quarter this year were $24.4 million, up 20.9% from the $20.2 million pre-tax earnings in the same quarter last year. Rebar sales in the third quarter of 2005 of $194.7 million were up $18.2 million, or 10.3% over second quarter sales; however, pre-tax earnings as a percentage of sales were 12.5% in the third quarter this year, representing a drop of 1.7% from the corresponding level in the second quarter this year. These results are reported after the effect of the change in the U.S. dollar against the Canadian dollar and without this effect, third quarter pre-tax earnings from rebar would have exceeded those of second quarter this year by 8%. Even without the currency impact, however, we have seen during third quarter a trend toward more normalized margins, consistent with selling prices retreating from the levels of 2004.

Our Steel Trading & Distribution segment includes consolidation of Novosteel results for the first time, as the segment was established in the second quarter of this year with results from Harris Supply Solutions Inc. and an equity interest in a start-up joint venture with Novosteel. The break-even earnings reported for the segment are presented after the amortization of the Intangible Asset related to the acquisition of Novosteel as well as non-cash foreign exchange translation losses upon consolidation of Harris Supply Solutions. In addition we have recorded no sales or income in Novosteel for material in transit from supplier mills which has been sold by Novosteel to subsidiaries of Harris Steel Group. Adjusting for these three items, the segment earnings before income taxes would be improved to approximately $700,000 on a year to date basis. As outlined in our Chairman's Report to Shareholders, we believe the segment was negatively impacted by the effects of inventory liquidation among the customer base, and expect volumes in the fourth quarter to increase significantly, based on activity to the date of this report.

Balance Sheet

Accounts receivable has increased to $233.5 million at the end of September, 2005, an increase of $80.2 million or 52.3% over the level at the end of December 2004, and 21.8% over the level at the end of June, 2005. This increase is consistent with the trend we noted in our M D & A for the second quarter of this year, namely that when our sales mix shifts to a higher proportion from rebar, accounts receivable tend to increase because of longer collection cycles for rebar than for industrial products, although the increase also reflects a minor deterioration in collection results.

Inventories at the end of September, 2005 have declined by $4.1 million since the end of December 2004, despite the addition of $12.2 million carried in the Steel Trading and Distribution segment. If we subtract the value of inventory held by Novosteel and Harris Supply Solutions in the Trading segment, the value of our inventory has declined by $16.4 million, or 9.5% from the value at the end of December, 2004, with most of this decline attributable to the reduction of industrial products inventory.

Our balance sheet at September 30, 2005 shows a value of $15.1 million in Intangible Assets which is net of amortization charges, and which is $4.9 million higher than the value when we introduced the line item at the end of June this year. The increase recognizes the investment which we made to acquire a 75% interest in the Novosteel businesses. We have attributed the premium paid on acquisition to the non-compete, non-solicitation and employment contracts signed in conjunction with the transaction. We are amortizing the value of the premium over five years commensurate with the duration of these agreements.

Notes Payable have increased to $11.6 million as the Company and Nucor as shareholders of the U.S. reinforcing operations (Harris Steel Inc.) doubled their advances to that business on a basis subordinate to the bank's interest. The notes payable are the obligations due to Nucor by Harris Steel Inc. that do not eliminate upon consolidation.

When we announced by press release dated June 29, 2005 the signing of definitive agreements pursuant to our investment in Novosteel, we stated that Novosteel's business is funded by trade finance credit arrangements (primarily Letters of Credit) provided by a number of Swiss banking institutions. At the end of the third quarter this year, the value of the letter of credit arrangements issued by banks on Novosteel's behalf was U.S.$37.6 million. Novosteel's lenders provide these undertakings to mill suppliers who sell products to Novosteel. Novosteel primarily transacts and reports its results on a U.S. dollar basis. For currency mismatches, forward contracts are established to fix the transaction proceeds.

Cash Flows

At the end of September, 2005, we had cash of $2.7 million, and our bank indebtedness has increased to $40.7 million. The cash position at the end of the quarter is Novosteel's position. At September 30, 2005, bank indebtedness comes from two sources. First, we have debt in our U.S. reinforcing operations owned 50/50 with Nucor, but managed by Harris and consolidated on our balance sheet. This non-recourse debt represented $30.6 million of the indebtedness at September 30, 2005. The balance of bank indebtedness is the aggregate position of Harris Supply Solutions and the Canadian operations.

Capital expenditures (excluding acquisition items) in the quarter were $4.7 million. In the first nine months of the year, expenditures of $16.7 million were more than double the $7.4 million that was spent in the first nine months of 2004. In the first nine months of this year, we have deployed our capital in a mix of upgrades to existing facilities or equipment, as well as adding new capacity and locations. In our Industrial Products segment, we have spent money to increase capacity at Laurel Steel, and to expand the Fisher & Ludlow facility in Burlington by connecting two previously separated buildings to become one continuous facility. In our Reinforcing Products segment, we purchased land and buildings from Harvard Steel. We also established a new reinforcing products branch in Salt Lake City, and we expanded capacity in Phoenix. We expect capital expenditures for upgrades in our industrial products segment to decline over the near term; however, capital expenditures in the rebar segment may continue at or near current levels, as we are likely to replace some leased properties with owned properties as our leases mature and opportunities are presented. We are also evaluating several potential opportunities to expand into new markets for rebar, both in the U.S. and Canada.

We paid dividends in the first nine months of 2005 of $7.3 million, more than double the $3.6 million in dividend payments that we made in the same period of 2004. The Board of Directors approved an 11% increase in the quarterly dividend, to $0.10 per share payable December 30, 2005. We continue to plan to fund our operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at September 30, 2005 was $310.1 million, up $36.6 million or 13.4% from its value at the end of December, 2004 and up $11.8 million or 3.9% over the value at the end of June, 2005. Working capital of $257.4 million has increased modestly from the level at the end of June.

Toronto, Canada
November 2, 2005

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Harris Steel Group Inc. and the accompanying interim consolidated balance sheet as at September 30, 2005 and the interim consolidated statements of earnings, retained earnings and cash flows for the period then ended are the responsibility of the Company's management. These consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

John Harris
Chief Executive Officer
November 2, 2005

Douglas Deighton
Chief Financial Officer
November 2, 2005

CONSOLIDATED BALANCE SHEETS

As at September 30, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	September 30, 2005 (Unaudited)	December 31, 2004
Current Assets		
Cash	$ 2,699	$ 38,530
Accounts receivable	233,487	153,312
Inventories	167,678	171,817
Income and other taxes recoverable	4,388	–
Prepaid expenses and deposits	2,470	2,694
	410,722	366,353
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	692	698
Property, Plant and Equipment	68,732	54,664
Intangible Assets (notes 2 and 5)	15,076	–
	$ 497,378	$ 423,871
Liabilities		
Current Liabilities		
Bank indebtedness	$ 40,723	$ 26,312
Notes payable (note 6)	11,627	–
Accounts payable and accrued liabilities	89,057	66,607
Income and other taxes payable	–	22,881
Future income taxes	11,957	8,353
	153,364	124,153
Future Income Taxes	5,014	4,706
	158,378	128,859
Non-Controlling Interests	28,868	21,445
Shareholders' Equity		
Capital Stock (note 9)	16,196	16,196
Retained Earnings	294,442	257,371
Currency Translation Adjustment (note 2)	(506)	–
	310,132	273,567
	$ 497,378	$ 423,871

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2005	2004	**2005**	2004
Sales	**$ 729,291**	$ 527,812	**$ 284,503**	$ 216,820
Cost of Sales	**605,846**	420,828	**238,039**	165,139
	123,445	106,984	**46,464**	51,681
Expenses				
Selling and administrative	**36,252**	32,494	**13,086**	12,753
Foreign exchange losses	**1,735**	1,265	**3,359**	2,999
Interest	**1,045**	(121)	**749**	156
Depreciation	**4,447**	3,691	**1,556**	1,255
Amortization of intangibles	**1,088**	–	**808**	–
	44,567	37,329	**19,558**	17,163
Earnings Before the Undernoted	**78,878**	69,655	**26,906**	34,518
Gain on Sale of Shares in Subsidiary (note 7)	**–**	7,757	**–**	–
Earnings Before Income Taxes	**78,878**	77,412	**26,906**	34,518
Provision For Income Taxes				
Current	**25,255**	24,142	**9,729**	10,930
Future	**3,912**	1,655	**1,038**	2,100
	29,167	25,797	**10,767**	13,030
Earnings Before Non-Controlling Interests In Earnings of Subsidiaries	**49,711**	51,615	**16,139**	21,488
Non-Controlling Interests In Earnings Of Subsidiaries	**(5,371)**	(1,202)	**(1,459)**	(344)
Earnings For the Period	**$ 44,340**	$ 50,413	**$ 14,680**	$ 21,144
Earnings Per Share (note 8)	**$1.65**	$1.88	**$0.55**	$0.79
Average number of shares outstanding	**26,924,320**	26,780,889	**26,924,320**	26,924,320
Number of shares outstanding at September 30	**26,924,320**	26,924,320		

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Nine Months Ended September 30	
	2005	2004
Balance – Beginning of Period	**$ 257,371**	$ 191,139
Earnings for the period	**44,340**	50,413
	301,711	241,552
Dividends	**(7,269)**	(3,630)
Balance – End of Period	**$ 294,442**	$ 237,922

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Nine Months Ended September 30 2005	For the Nine Months Ended September 30 2004	For the Three Months Ended September 30 2005	For the Three Months Ended September 30 2004
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period	$ 44,340	$ 50,413	$ 14,680	$ 21,144
Non-controlling interests in earnings of subsidiaries	5,371	1,202	1,459	344
Gain on sale of shares in subsidiary	-	(7,757)	-	-
Depreciation and amortization	5,535	3,691	2,364	1,255
Future income taxes – long-term	301	283	107	180
Foreign exchange gain on bank indebtedness and cash held in foreign currency	(1,768)	(1,923)	(2,247)	(2,316)
Increase in accounts receivable	(52,279)	(41,590)	(17,389)	(31,060)
Decrease (increase) in inventories	5,350	(73,198)	1,647	(19,362)
Decrease in prepaid expenses and deposits	1,250	849	1,090	1,267
Decrease (increase) in pension and health benefit plans	6	–	(258)	–
Increase in accounts payable and accrued liabilities	12,889	19,007	13,293	17,725
(Decrease) increase in income and other taxes payable	(27,644)	21,916	(729)	12,707
Increase (decrease) in future income taxes – current	3,604	1,372	924	1,920
	(3,045)	(25,735)	14,941	3,804
Investing Activities				
Net additions to property, plant and equipment	(16,713)	(7,393)	(4,679)	(2,757)
Acquisition of businesses, net of cash acquired (note 5)	(22,957)	–	(6,475)	–
Net proceeds from sale of shares in subsidiary	-	27,547	-	–
	(39,670)	20,154	(11,154)	(2,757)
Financing Activities				
Issuance of shares of the company	-	2,156	-	–
Increase in note receivable	-	(2,156)	-	–
Increase in note payable	11,627	–	5,500	–
Dividends	(7,269)	(3,630)	(2,423)	(1,615)
Increase (decrease) in bank indebtedness	914	33,118	(7,892)	8,263
	5,272	29,488	(4,815)	6,648
Foreign exchange effects on bank indebtedness and cash held in foreign currency	1,612	1,923	2,091	2,316
Cash – Beginning of Period	38,530	–	1,636	15,819
Cash – End of Period	$ 2,699	$ 25,830	$ 2,699	$ 25,830
Supplemental Cash Flow Disclosures:				
Interest paid (received)	$ 871	$ (150)	$ 739	$ 144
Income taxes paid	$ 54,727	$ 4,219	$ 11,970	$ 987

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2004 and 2003.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2004 and 2003, except as follows.

As a result of the business acquisitions completed in 2005, two additional accounting policies have been implemented:

Intangible Assets

Intangible assets related to non-compete/non-solicitation agreements are amortized over the periods relating to the terms of the agreements.

Foreign Exchange

The financial statements of self-sustaining foreign operations are translated using the current rate method. Revenues and expenses are translated at average exchange rates for the period, while assets and liabilities are translated at period-end exchange rates. The resulting unrealized foreign exchange gains and losses are recorded as a separate component of shareholders' equity.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interests represent the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company's business is both cyclical and seasonal, with seasonality primarily impacting the reinforcing products segment, and cyclicality being a major factor in the reinforcing, industrial products and steel trading and distribution segments. The reinforcing products segment serves the infrastructure construction marketplace, where reinforcing steel is embedded within concrete, and weather is a limiting factor when temperatures drop to the point where the concrete in unable to set properly. These seasonal patterns, however, can be outweighed by the inherent cyclical nature of steel markets. The company's operations in all segments are highly dependent on economic conditions and spending and more specifically, on the funding of infrastructure construction and automotive/industrial activity. Because of the impact of these larger cyclical trends, seasonal patterns may not always be evident in the company's interim results.

5 Acquisitions

On July 6, 2005, the company acquired a 75% interest in three entities comprising the steel trading and distribution business of Novosteel S.A. ("Novosteel"), a company based in Neuchatel, Switzerland for a total cost of $10.6 million, which was paid in cash. The results of Novosteel have been fully consolidated from the date of acquisition and are reported in the Steel Trading and Distribution segment of the business.

In May and June 2005, the company acquired four rebar installation operations in western Canada for a total cost of $16.8 million, which was paid in cash.

The business combinations have been accounted for using the purchase method of accounting and are summarized below:

	Nine Months Ended September 30, 2005	Three Months Ended September 30, 2005
	(in thousands of dollars)	
Purchase consideration:		
Cash	$ 27,463	$ 10,646

5. Acquisitions (continued)

	Nine Months Ended September 30, 2005	Three Months Ended September 30, 2005
	(in thousands of dollars)	
Fair value of net assets acquired:		
Cash	$ 4,506	$ 4,171
Current assets, excluding cash	31,425	26,183
Property, plant and equipment	1,806	13
Bank indebtedness	(13,500)	(13,500)
Non-controlling interests	(2,052)	(2,052)
Other liabilities	(10,886)	(9,884)
Intangible assets	16,164	5,715
	$ 27,463	$ 10,646

6. Notes payable

In June 2005, the company renewed its bank loan agreement for its U.S. reinforcing products operations, which are conducted through Harris Steel Inc. and its subsidiaries. These borrowings are provided by the lender without recourse to a guarantee from Harris Steel Group Inc. and Nucor Corporation ("Nucor"), the shareholders of these operations. The terms of the renewal provided for the shareholders to advance funds to Harris Steel Inc., which are subordinated to the lender's debt. In June and September 2005, the shareholders each advanced U.S.$5 million to Harris Steel Inc. The amounts due to Nucor by Harris Steel Inc. of U.S.$10 million are presented as Notes payable at September 30, 2005. Repayment is due July 1, 2006 and the notes bear interest at rates varying with LIBOR.

7. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S.$21 million.

Additional proceeds of up to U.S.$6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned. Additional proceeds in the amount of U.S.$1.2 million were realized for the year ended December 31, 2004.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

8. Earnings Per Share

Earnings per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

9. Capital Stock

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new Common Share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, the shareholders approved a proposal to subdivide the Common Shares on a four-for-one basis. The subdivided Common Shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these interim consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of new subdivided Common Shares.

10. Commitments

At September 30, 2005, the company had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S.$24.1 million at various dates up to February 2006 in exchange for Cdn$28.4 million, and to receive U.S.$2.5 million in exchange for Euro$2.0 million in October 2005. Each contract was entered into in order to fix the proceeds of transactions.

The mark-to market value of the contracts at September 30, 2005 was a loss of $500,000.

11. Contingent Liabilities

Novosteel conducts its business by matching purchases of product with sales to customers. The business is financed by trade credit arrangements with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities are non-recourse to the shareholders of Novosteel.

At September 30, 2005, there were letters of credit outstanding of U.S.$37.6 million under the Swiss trade credit arrangements for commitments to purchase inventory which had not yet been received.

12. Segmented Information

The company has three reportable segments, reinforcing products, industrial products and steel trading and distribution.

In April 2005, the company commenced the operations of Harris Supply Solutions Inc. to engage in the business of distributing reinforcing steel and allied products primarily to the single-family residential and light construction markets across the United States. The results of these operations are shown in the segment, Steel Trading and Distribution. The results of Novosteel acquired on July 6, 2005, have been fully consolidated in the third quarter of 2005 and are reported in the Steel Trading and Distribution segment of the business.

Intersegment eliminations have been added to appropriately eliminate the intersegment sales and intercompany profits on inventory purchased and not yet sold to a third party.

The company evaluates segment performance based on earnings before income taxes. Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions).

Continued on next page

12. Segmented Information (continued)

(Numbers in thousands of dollars)

	For the Nine Months Ended September 30, 2005						For the Three Months Ended September 30, 2005					
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	491,400	208,998	35,993	–	(7,100)	729,291	194,742	64,190	31,484	–	(5,913)	284,503
Depreciation	1,767	2,671	5	4	–	4,447	661	890	5	–	–	1,556
Amortization	802	–	286	–	–	1,088	522	–	286	–	–	808
Earnings (loss) before income taxes	61,073	18,724	9	(743)	(185)	78,878	24,378	3,110	23	(420)	(185)	26,906

	For the Nine Months Ended September 30, 2004						For the Three Months Ended September 30, 2004					
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	340,379	189,690	–	–	(2,257)	527,812	149,878	67,754	–	–	(812)	216,820
Depreciation	1,219	2,463	–	9	–	3,691	429	822	–	4	–	1,255
Earnings (loss) before income taxes	33,489	36,904	–	7,019*	–	77,412	20,157	14,954	–	(593)	–	34,518

* Includes gain on sale of shares in subsidiary (note 7)

	As at September 30, 2005						As at December 31, 2004					
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total
Inventories	95,969	59,944	12,247	–	(482)	167,678	99,859	71,958	–	–	–	171,817
Property, plant and equipment	27,865	40,712	155	–	–	68,732	18,199	36,378	–	87	–	54,664
Total assets	325,096	136,009	34,497	2,258	(482)	497,378	225,964	156,077	–	41,830	–	423,871

HARRIS
STEEL GROUP INC.